Exhibit 99.1

SHARE TRANSFER AGREEMENT

THIS SHARE TRANSFER AGREEMENT (this "Agreement") is executed as of this 12th day of May 2011, by Julie Mirman ("Seller"), and David Y. Choi ("Purchaser") wherein certain shares of common stock of Swinging Pig Productions, Inc., a Florida corporation, are being sold pursuant to the terms and conditions set out below:

1.           Share Ownership and Sale. The Seller is the owner, free and clear of any encumbrances, of 600,000 shares of common stock of Swinging Pig Productions, Inc., a Florida corporation ("Shares"). The Seller has full and complete right and authority to transfer, sell, surrender, assign and convey the Shares to the Purchaser. The purchase price for the shares is $5,000.00. The transaction shall be consummated when the purchase funds and the necessary transfer documents have been delivered to the Closing Agent.

2.           Voluntary Nature of Transaction. The sale of the Shares by the Seller to the Purchaser is made freely and voluntarily by the Seller. The Seller, in selling the Shares to the Purchaser, is not acting under fraud, duress, menace or undue influence. The Seller makes no representations as to the value of the stock or the financial condition of the underlying company.

IN WITNESS WHEREOF, the undersigned executes this Certificate as of the date set forth above.

SELLER /s/ Julie Mirman
PURCHASER /s/ David Y. Choi